UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                                   MFB CORP.
                               (Name of Issuer)

                          Common Stock, no par value
                        (Title of Class of Securities)

                                   55272D106
                                (CUSIP Number)

                              Paul R. Rentenbach
                              DYKEMA GOSSETT PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 1, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)

         LaSalle/Kross Partners, Limited Partnership

2        Check The Appropriate Box If A Member of a Group*     (a) [ ]
                                                               (b) [ ]

3        SEC Use Only

4        Source of Funds*
         WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(E)                            [ ]

6        Citizenship Or Place of Organization
         Delaware

                         7  Sole Voting Power
  Number of                 120,700
    Shares
 Beneficially    8  Shared Voting Power
   Owned By                 0
     Each
   Reporting     9  Sole Dispositive Power
    Person                  120,700
     With
                         10 Shared Dispositive Power
                            0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person

         120,700

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                           [ ]

13       Percent of Class Represented By Amount In Row (11)

         6.1%

14       Type Of Reporting Person*

         PN

Item 1.  Security and Issuer.

         This Statement relates to the Common Stock, no par value (the "Common Stock"), of MFB Corp.(the "Issuer"). The address of the principal executive office of the Issuer is 121 South Church Street, Mishawaka, Indiana 46546.

Item 2.  Identity and Background.

         This Statement is filed on behalf of LaSalle/Kross Partners, Limited Partnership, a Delaware limited partnership (the "Partnership"), whose principal business office is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The General Partners of the Partnership are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard J. Nelson and his wife, Florence Nelson, and Kross Financial, Inc., a Michigan corporation owned by Peter T. Kross. The executive officers and directors of LaSalle Capital Management, Inc. are Mr. Nelson, who serves as President and a Director and his wife, Florence Nelson, who serves as Secretary, Treasurer and a Director. Mr. Nelson is self-employed as a business consultant, and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. Mrs. Nelson is a homemaker and is not otherwise employed. Mr. Kross is the sole Director and the sole executive officer of Kross Financial, Inc. Mr. Kross is employed as a securities broker/agent and his business address is 440 East Congress Street, Detroit, Michigan 48226. During the past five years, neither the Partnership, nor Mr. Nelson, nor Mrs. Nelson nor Mr.
Kross has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws. Mr. and Mrs. Nelson and Mr. Kross are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Partnership purchased the 120,700 shares of Common Stock for cash in open market purchases which occurred on the following dates and involved the amounts of consideration shown below:

                                  Price             Total
Date            Amount          Per Share       Consideration
- ----            ------          ---------       -------------
July 2, 1996    35,000 shs.     $14.00          $490,000.00
July 3, 1996    10,000           14.00           140,000.00
July 9, 1996    23,000           14.00           322,000.00
July 11, 1996    5,000           14.00            70,000.00
July 17, 1996    5,000           14.3125          71,562.50
July 17, 1996   20,000           14.375          287,500.00
August 1, 1996  10,000           14.375          143,750.00
August 5, 1996   5,000           14.875           74,375.00
August 6, 1996   5,700           15.0592          85,837.44
August 8, 1996   2,000           15.25            30,500.00
               -------                        -------------
  TOTAL        120,700                        $1,715,524.94


There have been no purchases of shares of Common Stock of the Issuer by any of Mr. or Mrs. Nelson or Mr. Kross.

Item 4.  Purpose of Transaction.

         The primary purpose for the Partnership's purchase of shares of the Issuer is for investment. The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks. The Partnership intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Issuer's Common Stock or other persons further its investment objectives. The Partnership may make further purchases of shares of Common Stock or may dispose of any or all of its shares of Common Stock at any time. At present, the Partnership has no specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D. The Partnership intends to continue to explore the options available to it. The Partnership may, at any time or from time to time, review or reconsider its position with respect to the Issuer and formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Partnership beneficially owns 120,700 shares of Common Stock, constituting approximately 6.1% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported in the Issuer's most recent Quarterly Report on Form 10-Q. Other than the shares of Common Stock owned by the Partnership, neither General Partner of the Partnership, nor any director, executive officer or owner of either General Partner of the Partnership, beneficially owns any shares of Common Stock of the Issuer's Common Stock.

         (b) The Partnership has sole power to vote and dispose of the shares of Common Stock described in paragraph (a) above.

         (c) The only transactions in the Common Stock of the Issuer by the Partnership during the past 60 days were the purchases described in response to Item 3 above.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 12, 1996          LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

                         By: LaSALLE CAPITAL MANAGEMENT, INC.
                             a General Partner

                             By: /S/ RICHARD J. NELSON
                                -----------------------
                                Richard J. Nelson, President